UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NUVASIVE, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-50744	33-0768598
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

7475 Lusk Boulevard, San Diego, California 92121

(Address of principal executive offices, with zip code)

Quentin S. Blackford

Executive Vice President and Chief Financial Officer

(858) 909-1999

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of NuVasive, Inc. (the “Company”) has been prepared and filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2016 to December 31, 2016 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals referred to in the Rule as “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten (“3TG”). The “Covered Countries” for purposes of the Rule and the Company’s Report are the Democratic Republic of the Congo (the “DRC”) or an “adjoining country” (as defined by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010).

The Company conducted an analysis and evaluation of all of its current products to determine whether such products contain Conflict Minerals and determined that certain products it manufactures or contracts to be manufactured do contain Conflict Minerals, as defined by the Rule. In accordance with the Rule, the Company performed a good faith reasonable country of origin inquiry to determine whether any of the Conflict Minerals contained within its products during the Reporting Period originated in the Covered Countries or from recycled or scrap sources. The Company was unable to determine whether the Conflict Minerals in its products originated in the Covered Countries or recycled or scrap sources for the Reporting Period. The Company has filed a Conflict Minerals Report attached as Exhibit 1.01 hereto.

A copy of the Company’s Conflict Minerals Report is attached as Exhibit 1.01 to this Form SD, and is publicly available at www.nuvasive.com.

Item 1.02 Exhibit

A copy of NuVasive, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.nuvasive.com.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NUVASIVE, INC.

Date: May 30, 2017	By:	/s/ Quentin S. Blackford
Quentin S. Blackford
Executive Vice President and Chief Financial Officer, Head of Strategy and Corporate Integrity